FIGX Capital Acquisition Corp.

428 Greenwood Beach Road

Tiburon, CA 94920

VIA EDGAR

June 17, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Frank Knapp Mark Rakip Isabel Rivera Jeffrey Gabor

Re:	FIGX Capital Acquisition Corp.
Registration Statement on Form S-1
Filed May 21, 2025
File No. 333-287453

Ladies and Gentlemen:

FIGX Capital Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 30, 2025, regarding the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on May 21, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar a revised Registration Statement simultaneously with the submission of this response letter.

Registration Statement on Form S-1 filed May 21, 2025

Risk Factors

Our warrant agreement will designate the courts of the State of New York or the United States District Court for the Southern District . . ., page 97

1.	We note your disclosure here that the exclusive forum provision of your warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act, but Section 9.3 of the form of warrant agreement filed as Exhibit 4.4 does not contain the exclusion of the Exchange Act. Please revise or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Section 9.3 of the form of the warrant agreement provides that the exclusive forum provisions not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Management, page 162

2.	We acknowledge your response to prior comment 4. It appears that Jide Zeitlin is a director nominee for MSM Frontier Capital Acquisition Corp. Please revise to ensure your disclosure regarding your management’s involvement with other companies is complete.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 4, 120, and 163 of the Registration Statement to include the requested information.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Lijia Sanchez, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Louis Gerken
Name:	Louis Gerken
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP